FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

FGL Holdings

Notice: Phantom Unit Treatment

As you may know, FGL Holdings (the “Company”) has entered into an Agreement and Plan of Merger with Fidelity National Financial, Inc. (“FNF”), F I Corp., and F II Corp., dated as of February 7, 2020 (the “Merger Agreement”). Pursuant to the Merger Agreement, your outstanding phantom stock units (“Phantom Units”) granted under the FGL Holdings Management Long-Term Incentive Plan (the “Plan”) will be converted to FNF phantom stock units upon the closing of the transactions pursuant to the Merger Agreement (the “Closing”). An example of the conversion is set forth below:

ASSUMPTIONS

Closing Date = June 30, 2020

Phantom Unit Grant Date = March 15, 2019

Number of Days Between Grant Date and Closing Date = 473 days

Exchange Ratio = 0.2558

Vested as of the Closing Date (not yet paid/settled)
Subject to Vesting as of the Closing Date
Settled as of the Closing Date

1000 Phantom Units – Time-Based

Vesting Date	3/15/2020	3/15/2021	3/15/2022
Vesting Percentage	33.33%	33.33%	33.34%
Number of Units	333	333	334
Scheduled Payment Date	4/15/2020	4/15/2021	4/15/2022

1000 Phantom Units – Performance-Based

Vesting Date	3/15/2022	(ROE)
Vesting Percentage	100%
Number of Target Units	1000
Scheduled Payment Date	4/15/2022

STEP 1: Convert performance-based Phantom Units to time-based Phantom Units using Target Achievement Level under the award agreement (i.e., 100%), as highlighted below.

1000 Phantom Units – Performance-Based converted to Time-Based

Vesting Date	3/15/2022	(Time)
Vesting Percentage	100%
Number of Units	1000
Scheduled Payment Date	4/15/2022

STEP 2: Vesting of Phantom Units is determined as though the holder had served two times the number of days between the Grant Date and the Closing Date (i.e., 473 days x 2 equal to 946 days). As a result, vesting of an additional tranche of Phantom Units that would have vested by 10/16/2021 (i.e., 946 days from the Grant Date, or 473 days from the Closing Date) is accelerated and vested at the Closing, as highlighted below.

1000 Phantom Units – Time-Based

Vesting Date	3/15/2020	Closing Date	3/15/2022
Vesting Percentage	33.33%	33.33%	33.34%
Number of Units	333	333	334
Scheduled Payment Date	4/15/2020	4/15/2021	4/15/2022

1000 Phantom Units – Performance-Based converted to Time-Based

Vesting Date	3/15/2022 (Time)
Vesting Percentage	100%
Number of Units	1000
Scheduled Payment Date	4/15/2022

STEP 3: For the Phantom Units that remain unvested at the Closing after Step 2, the vesting date will be accelerated by the number of days between the Grant Date and the Closing Date (i.e., 473 days) from the original vesting date (i.e., March 15, 2022), as highlighted below.

1000 Phantom Units – Time-Based

Vesting Date	3/15/2020	Closing Date	11/27/2020
Vesting Percentage	33.33%	33.33%	33.34%
Number of Units	333	333	334
Scheduled Payment Date	4/15/2020	4/15/2021	4/15/2022

1000 Phantom Units – Performance-Based converted to Time-Based

Vesting Date	11/27/2020	(Time)
Vesting Percentage	100%
Number of Units	1000
Scheduled Payment Date	4/15/2022

STEP 4: Convert the Phantom Units to FNF phantom stock units by multiplying the number of the Phantom Units by the Exchange Ratio (i.e., 0.2558), as highlighted below.

255.80 FNF Phantom Stock Units – Time-Based

Vesting Date	3/15/2020	Closing Date	11/27/2020
Vesting Percentage	33.33%	33.33%	33.34%
Number of FNF Units	N/A	85.18	85.44
Scheduled Payment Date	4/15/2020	4/15/2021	4/15/2022

255.80 FNF Phantom Stock Units – Performance-Based converted to Time-Based

Vesting Date	11/27/2020	(Time)
Vesting Percentage	100%
Number of FNF Units	255.80
Scheduled Payment Date	4/15/2022

The converted award will be subject to the same terms and conditions (after giving effect to the adjustments described above), including the original payment schedule in respect of the vested converted award (which will remain unaffected by the adjustments in the vesting date). In accordance with the terms of the award agreement, the vesting of your converted award will be accelerated if, within twenty-four months following the Closing, your employment is involuntarily terminated or you resign with Good Reason (as defined in the Plan).

Important Note: Steps 2 and 3 will not apply to the Phantom Units that will be granted in 2020 (only Steps 1 and 4 will apply).

Please keep this Notice with your award documentation. You need take no action in regard to the conversion described above.

If you have any questions, please feel free to direct them to the attention of Karen Krug at (410) 895-0070 or Karen.Krug@fglife.com.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

To ensure compliance with Treasury Department regulations, we advise you that, unless otherwise expressly indicated, any federal tax advice contained in this message was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or applicable state or local tax law provisions or (ii) promoting, marketing or recommending to another party any tax-related matters addressed herein.

This Notice is being provided for information purposes only and is qualified in its entirety by reference to the terms of the Merger Agreement and the applicable award agreement. To the extent that anything in this Notice conflicts with any provision of the Merger Agreement or the applicable award agreement, the Merger Agreement or the applicable award agreement, as applicable, will prevail and control.

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the mergers contemplated by the Merger Agreement and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of the Company and FNF, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of the Company and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against the Company or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of the Company or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of the Company and FNF to grow and manage their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions;

(12) the possibility that the Company or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in the Company’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the Company nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information about the Proposed Transaction and Where to Find It

This material relates to a proposed transaction between the Company and FNF, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, (203)-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.